Teva Presents New Data for SD-809 in Huntington Disease at 68th American Academy of
Neurology (AAN) Annual Meeting in Vancouver, B.C.

First-HD Study shows improvements in Total Motor Score and Swallowing Function in Huntington
disease patients treated with SD-809

Jerusalem, April 18, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced new data from the Phase III placebo-controlled and randomized First Time Use of SD-809 in Huntington Disease (First-HD) study evaluating the efficacy, safety and tolerability of SD-809 (deutetrabenazine) for the treatment of chorea associated with Huntington disease (HD). The data will be featured during two Platform Sessions at the 68th American Academy of Neurology (AAN) meeting in Vancouver, B.C.

“With limited options for patients living with Huntington disease, there is a great need for therapies,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “We are proud to present this data as part of Teva’s commitment to research in HD.”

A total of 90 patients were enrolled in the First-HD study for evaluation over 13 weeks. Patients underwent dose titration over the initial 8 weeks of treatment followed by 4 weeks of maintenance therapy. The overall treatment period was 12 weeks, followed by a 1-week washout period. The Phase III First-HD study data showed that deutetrabenazine improved chorea. The most common adverse reactions reported (5% and greater than placebo) were: somnolence, dry mouth, diarrhea, insomnia, and fatigue.

Platform Session details follow:

Presentation: Rating Swallowing Function in Patients with Huntington Disease Enrolled in the First-HD Study
Monday, April 18, 2016; 4:45 to 5:00 p.m. PST

In the Phase III First-HD study, data showed deutetrabenazine significantly improved swallowing as measured by the Swallowing Disturbance Questionnaire (SDQ).

Presentation: Deutetrabenazine Effect on Total Motor Score in Patients with Huntington Disease (First-HD)
Tuesday, April 19, 2016; 8:15 to 8:30 a.m. PST

This additional data set shows significant improvement in total motor score (TMS) with contributions from improved dystonia.

About Huntington Disease

Huntington disease (HD) is a fatal neurodegenerative disease characterized by uncoordinated and uncontrollable movements, cognitive deterioration and behavioral and/or psychological problems. Onset of HD symptoms typically occurs in middle age, but the disease also manifests in children and the elderly. HD is the most common genetic cause of abnormal involuntary writhing movements called chorea.

About SD-809
SD-809 (deutetrabenazine) is an investigational, oral, small-molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is being developed for the treatment of chorea associated with Huntington disease (HD). Deutetrabenazine has been granted Orphan Drug Designation for the treatment of HD by the U.S. Food and Drug Administration (FDA). Teva is also investigating the potential of deutetrabenazine for treating tardive dyskinesia, for which the FDA has granted a breakthrough therapy designation, and for tics associated with Tourette syndrome, for which the FDA has granted orphan status for pediatric use. Deutetrabenazine uses Teva’s deuterium technology.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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